Exhibit 99.1

Hexindai Reports Unaudited Fourth Quarter and Fiscal Year 2018 Financial Results

BEIJING, CHINA, June 15, 2018 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended March 31, 2018.

Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

Fourth Quarter of Fiscal Year 2018 Operational Highlights

•                      Total loan volume facilitated (1) was US$418.4 million (RMB2.7 billion) during the fourth quarter of fiscal year 2018, an increase of 236.7% from the fourth quarter of fiscal year 2017.

•                      Gross billing amount (net of VAT)(2) was US$31.8 million during the fourth quarter of fiscal year 2018, an increase of 231.1% from the fourth quarter of fiscal year 2017.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 7.6% during the fourth quarter of fiscal year 2018, a decrease from 8.1% during the fourth quarter of fiscal year 2017.

•                      Number of borrowers (4) was 33,322 during the fourth quarter of fiscal year 2018, an increase of 285.2% from the fourth quarter of fiscal year 2017.

•                      Number of investors (5) was 62,039 during the fourth quarter of fiscal year 2018, an increase of 103.2% from the fourth quarter of fiscal year 2017.

Fourth Quarter of Fiscal Year 2018 Financial Highlights (Unaudited)

•                      Net revenue was US$27.6 million during the fourth quarter of fiscal year 2018, an increase of 270.7% from the fourth quarter of fiscal year 2017.

•                      Operating expenses were US$8.4 million during the fourth quarter of fiscal year 2018, an increase of 115.2% from the fourth quarter of fiscal year 2017.

•                      Net income was US$17.0 million during the fourth quarter of fiscal year 2018, an increase of 303.0% from the fourth quarter of fiscal year 2017.

•                      Basic EPS in the fourth quarter of fiscal year 2018 was US$0.36 compared to US$0.10 in fiscal year 2017.

(1) Total loan volume facilitated is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.

(2)“Gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For the traditional individual credit loan transaction, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue, while for the newly introduced individual credit loan we launched from third quarter of fiscal year 2018, the service fees are charged each period, the gross billing amount equals the gross accumulative loan management service revenue recognized over the estimated term of the credit loan.

(3)“Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented in percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4) Refers to borrowers who recorded successful borrowing activity on our online marketplace during the relevant period.

(5) Refers to investors who made loan investments on our online marketplace during the relevant period.

•                      Diluted EPS in the fourth quarter of fiscal year 2018 was US$0.32 compared to US$0.10 in fiscal year 2017.

•                      Adjusted net income attributable to Hexindai Inc.’s shareholders (Non-GAAP) in the fourth quarter of fiscal year 2018 was US$18.2 million, increased by 329.8% from US$4.2 million in the fourth quarter of fiscal year 2017.

•                      Adjusted EBIT (Non-GAAP) in the fourth quarter of fiscal year 2018 was US$20.4 million, increased by 472.8% from US$3.6 million in the fourth quarter of fiscal year 2017.

Fiscal Year Ended March 31, 2018 Operational Highlights

•                      Total loan volume facilitated was US$1,257.6 million (RMB8.3 billion) during the fiscal year ended March 31, 2018, an increase of 151.2% from US$493.3 million (RMB3.3 billion) during last fiscal year.

•                      Gross billing amount (net of VAT) was US$118.6 million during the fiscal year ended March 31, 2018, an increase of 320.0% from last fiscal year.

•                      Gross billing ratio (net of VAT) for credit loans was 9.5% during the fiscal year ended March 31, 2018, an increase from 7.6% during last fiscal year.

•                      Number of borrowers was 101,172 during the fiscal year ended March 31, 2018, an increase of 252.0% from last fiscal year.

•                      Number of investors was 137,950 during the fiscal year ended March 31, 2018, an increase of 117.8% from last fiscal year.

•                      Delinquency rates (6). As of March 31, 2018, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.066%, 0.152% and 0.120%, compared to 0.091%, 0.138% and 0.331%, as of March 31, 2017.

•                      M3+ Net Charge-Off Rates(7)As of March 31, 2018, the cumulative M3+ net charge-off rate for credit loans originated in the first vintage, from the inception to March 31, 2016, was 3.95%, compared to 3.09% as of December 31, 2017. As of March 31, 2018, the cumulative M3+ net charge-off rate for credit loans originated in the second vintage, for fiscal year 2017, was 2.58%, compared to 1.37% as of December 31, 2017. As of March 31, 2018, the cumulative M3+ net charge-off rate for credit loans originated in the third vintage, for fiscal year 2018, was 0.11%, compared to 0.03% for loans originated in the third vintage, for the period April 1, 2017 to December 31, 2017 as of December 31, 2017.

Through Hexindai’s platform, the total loan volume facilitated was approximately US$2.6 billion (RMB16.7 billion) from the inception of its business in March 2014 through March 31, 2018.

Fiscal Year Ended March 31, 2018 Financial Highlights (Unaudited)

•                      Net revenue was US$107.3 million in the fiscal year ended March 31, 2018, an increase of 368.0% from last fiscal year.

•                      Operating expenses were US$31.4 million in the fiscal year ended March 31, 2018, an increase of 141.3% from last fiscal year.

•                      Net income was US$65.5 million in the fiscal year ended March 31, 2018, an increase of 664.3% from last fiscal year.

•                      Basic EPS in the fiscal year ended March 31, 2018 was US$1.46 compared to US$0.20 in last fiscal year.

(6) We define the delinquency rates as of the end of the period as the outstanding balance of principal and interest that were 15 to 29, 30 to 59 and 60 to 89 calendar days delinquent as a percentage of the total outstanding balance of principal and interest for the relevant group of loans during such period.

(7) We define ‘‘M3+ Net Charge-off Rates’’, with respect to loans facilitated during a specified time period or the ‘‘vintage’’, as the total balance of outstanding principal of loans that become delinquent for over three months during a specified period and the remainder of the expected interest for the life of such loans, divided by the total principal of the loans facilitated in such vintage.

•                      Diluted EPS in the fiscal year ended March 31, 2018 was US$1.37 compared to US$0.20 in last fiscal year.

•                      Adjusted net income attributable to Hexindai Inc.’s shareholders (Non-GAAP) in the fiscal year ended 2018 was US$67.3 million, increased by 685.3% from US$8.6 million in last fiscal year.

•                      Adjusted EBIT (Non-GAAP) in the fiscal year ended 2018 was US$78.0 million, increased by 679.2% from US$10.0 million in last fiscal year.

“We finished the year with another great quarter of growth in which loan volumes increased by 236.7%,” commented Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “Net revenue increased by 270.7% during the quarter to US$27.6 million compared to the same period of last fiscal year and net income expanded to US$17.0 million. Looking at the full year,  the loan volumes increased by 151.2% to US$1.3 billion and net income increased by 664.3% to US$65.5 million. These solid results were driven by our strong user acquisition capabilities and improved user conversion rates.”

“To further diversify our user acquisition channels, we opened a call center in Hefei, Anhui Province during the quarter which will facilitate first-time investments made by registered investors on our platform and increase retention rates among existing investors. Our recently launched microlending business, while risks being well managed, will complement our core business as an online consumer lending marketplace by generating additional revenue streams. We will continue to invest in enhancing our research and development capabilities, expanding our marketing efforts and strengthening our risk management systems to solidify our competitive advantage in China’s rapidly growing consumer lending marketplace.”

Accounting Policy Changes

Effective on April 1, 2018, Hexindai has adopted a new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers, in accordance with US GAAP. The Company has completed the assessment on revenue recognition for the business under ASC 606, and concluded that there will be no material impact on the Company’s financial condition based on current preliminary assessments.

Fourth Quarter of Fiscal Year 2018 Unaudited Financial Results

Net revenue

Net revenue during the fourth quarter of fiscal year 2018 was US$27.6 million, an increase of 270.7% compared to US$7.4 million during the same quarter of fiscal year 2017. The increase was primarily due to the significant increase in the volume of credit loans facilitated through Hexindai’s marketplace, which increased from US$0.1 billion (RMB0.7 billion) in the fourth quarter of fiscal year 2017 to US$0.4 billion ( RMB2.7 billion ) in the same quarter of fiscal year 2018. The increase in the volume of credit loans facilitated through our marketplace was driven by an increase in the number of credit loan borrowers from 8,650 in the fourth quarter of fiscal year 2017 to 33,322 in the same quarter of fiscal year 2018. The risk reserve liability charge decreased from US$0.8 million in the three months ended March 31, 2017 to nil in the three months ended March 31, 2018 as our risk reserve liability policy has been discontinued and replaced by a third party insurance arrangement since February 1, 2017, there was no risk reserve liability charge in the three months ended March 31, 2018, which also contributed to the increase of net revenue.

Operating expenses

Total operating expenses during the fourth quarter of fiscal year 2018 were US$8.4 million, an increase of 115.2% from US$3.9 million in the same quarter of last fiscal year. The significant increase was primarily due to increase in sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses

Sales and marketing expenses during the fourth quarter of fiscal year 2018 were US$3.5 million, an increase of 79.7% from US$1.9 million during the same quarter of last fiscal year. The increase was primarily due to an increase in employee expenses and a series of promotional and brand image campaigns to enhance the Company’s brand recognition and acquire more customers.

Service and development expenses

Service and development expenses during the fourth quarter of fiscal year 2018 were US$2.1 million, an increase of 61.0% from US$1.3 million during the same quarter of last fiscal year. The increase was primarily attributable to an increase in employee expenses and custodian bank account management fees which were mainly driven by the growth in the volume of loans facilitated through the Company’s platform.

General and administrative expenses

General and administrative expenses during the fourth quarter of fiscal year 2018 were US$1.7 million, an increase of 157.3% from US$0.7 million during the same period of last fiscal year. The increase was primarily attributable to an increase in employee expenses and professional service fees.

Share-based compensation

Share-based compensation during the fourth quarter of fiscal year 2018 was US$1.1 million, increased from nil during the same period of last fiscal year. The increase was attributable to awards granted under the 2016 Equity Incentive Plan since November 3, 2017 on which date the Company completed its IPO.

Net income

As a result of the foregoing, an increase of 303.0% in our net income, which increased from US$4.2 million during the fourth quarter of fiscal year 2017 to US$17.0 million during the same quarter of fiscal year 2018.

Net income attributable to Hexindai Inc.’s shareholders and EPS

Net income attributable to the Company’s shareholders increased by 303.0% to US$17.0 million in the fourth quarter of fiscal year 2018 from US$4.2 million in the same period of last fiscal year. Accordingly, the earnings per basic share increased to US$0.36 in the fourth quarter of fiscal year 2018 from US$0.10 in the same period of fiscal year 2017 and earnings per diluted share increased to US$0.32 in the fourth quarter of fiscal year 2018 from US$0.10 in the same period of fiscal year 2017.

Adjusted net income attributable to Hexindai Inc.’s shareholders and adjusted EPS

Adjusted net income attributable to the Company’s shareholders, which excluded share-based compensation expenses, increased by 329.8% to US$18.2 million in the fourth quarter of fiscal year 2018 from US$4.2 million in the same quarter of fiscal year 2017. Accordingly, the adjusted earnings per basic share increased to US$0.38 in the fourth quarter of fiscal year 2018 from US$0.10 in the same period of fiscal year 2017 and the adjusted earnings per diluted share increased to US$0.34 in the fourth quarter of fiscal year 2018 from US$ 0.10 in the same quarter of fiscal year 2017.

Fiscal Year Ended March 31, 2018 Unaudited Financial Results

Net revenue

Net revenue during the fiscal year ended March 31, 2018 was US$107.3 million, an increase of 368.0% from US$22.9 million in last fiscal year. The increase was primarily due to the significant increase in the volume of credit loans facilitated through Hexindai’s marketplace, which increased from RMB2.3 billion (US$0.3 billion) in the fiscal year ended March 31, 2017 to RMB8.3 billion (US$1.2 billion) in the fiscal year ended March 31, 2018. The increase in the volume of credit loans facilitated through our marketplace was driven by an increase in the number of credit loan borrowers from 28,374 in the fiscal year ended March 31, 2017 to 101,137 in the fiscal year ended March 31, 2018. The increase in net revenues was also due to the increase in gross billing ratio (net of VAT) for credit loans from 7.6% in the fiscal year ended March 31, 2017 to 9.5% in the fiscal year ended March 31, 2018. The risk reserve liability charge decreased from US$4.9 million in the fiscal year ended March 31, 2017 to nil in the fiscal year ended March 31, 2018 as our risk reserve liability policy has been discontinued and replaced by a third party insurance arrangement since February 1, 2017, there was no risk reserve liability charge in the fiscal year ended March 31, 2018, which also contributed to the increase of net revenue.

Operating expenses

Total operating expenses during the fiscal year ended March 31, 2018 were US$31.4 million, an increase of 141.3% from US$13.0 million in fiscal year ended March 31, 2017. The increase was primarily due to increase in sales and marketing expenses, service and development expenses and general and administrative expenses.

Sales and marketing expenses

Sales and marketing expense during the fiscal year ended March 31, 2018 were US$15.2 million, an increase of 192.4% from US$5.2 million from last fiscal year. The increase was primarily due to an increase in employee expenses, expenses paid to advertising vendors for online acquisition of borrowers and investors, and a series of marketing and promotional campaigns, included a marketing campaign for new products launched in July 2017, to enhance the Company’s brand image.

Service and development expenses

Service and development expenses during the fiscal year ended March 31, 2018 were US$8.5 million, an increase of 65.0% from US$5.1 million during last fiscal year. The increase was primarily attributable to an increase in employee expenses, custodian bank account management fees and rental and property management fees which were mainly driven by the growth in the volume of loans facilitated through the Company’s platform.

General and administrative expenses

General and administrative expenses during the fiscal year ended March 31, 2018 were US$5.8 million, an increase of 119.8% from US$2.6 million during last year. The increase was primarily attributable to an increase in employee expenses and professional service fees.

Share-based compensation

Share-based compensation during the fiscal year 2018 was US$1.8 million, increased from nil during last fiscal year. The increase was attributable to awards granted under the 2016 Equity Incentive Plan since November 3, 2017 on which date the Company completed its IPO.

Net income

As a result of the foregoing, a significant increase of 664.3% in our net income, which increased from US$8.6 million during the fiscal year ended March 31, 2017 to US$65.5 million during this fiscal year.

Net income attributable to Hexindai Inc.’s shareholders and EPS

Net income attributable to the Company’s shareholders increased by 664.0% to US$65.5 million in fiscal year 2018 from US$8.6 million in last fiscal year. Accordingly, the earnings per basic share increased to US$1.46 in fiscal year 2018 from US$0.20 in fiscal year 2017 and earnings per diluted share increased to US$1.37 in fiscal year 2018 from US$0.20 in fiscal year 2017.

Adjusted net income attributable to Hexindai Inc.’s shareholders and adjusted EPS

Adjusted net income attributable to the Company’s shareholders, which excluded share-based compensation expenses, increased by 685.7% to US$67.3 million during the fiscal year ended March 31, 2018 from US$8.6 million in the fiscal year ended March 31 2017. Accordingly, the adjusted earnings per basic share increased to US$1.50 during the fiscal year ended March 31, 2018 from US$0.20 in last fiscal year and the adjusted earnings per diluted share increased to US$1.41 during the fiscal year ended March 31, 2018 from US$0.20 in last fiscal year.

Cash and Cash Flow

As of March 31, 2018, the Company had cash and cash equivalents of US$132.6 million. Net cash provided by operating activities for the fiscal year ended March 31, 2018 was US$87.7 million, compared to net cash provided by operating activities of US$8.2 million in last fiscal year. The increase in operating cash flow was mainly due to increased net income during fiscal year ended March 31, 2018. Net cash used in investing activities for the fiscal year end March 31, 2018 was US$27.6 million, compared to US$0.3 million in last fiscal year. The increase in investing cash flow was due to the loan principal originated through our microlending business. Net cash provided by financing activities for the fiscal year ended March 31, 2018 was US$47.5 million, compared to net cash provided by financing activities of US$4.3 million in the same period of last fiscal year. The increase in financing activities was mainly due to the net proceeds of US$43.3million raised from IPO after deducting related costs and expenses.

Business Outlook

Based on the information available as of the date of this press release, Hexindai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change (see Safe Harbor Statement below):

Three Months Ending June 30, 2018

•             Total loans facilitated will be in the range of US$460.0 million to US$510.0 million.

•             Net revenue will be in the range of US$51.0 million to US$56.0 million.

•             Adjusted net income will be in the range of US$26.0 million to US$29.0 million.

Fiscal Year Ending March 31, 2019

•             Total loans facilitated will be in the range of US$1.9 billion to US$2.1 billion.

•             Net revenue will be in the range of US$240.0 million to US$260.0 million.

•             Adjusted net income will be in the range of US$115.0 million to US$127.0 million.

Use of Non-GAAP Financial Measures

We used adjusted net income, adjusted EPS and adjusted EBIT, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believed that the non-GAAP financial measures helped identify underlying trends in our business by excluding the impact of share-based compensation expenses, which were non-cash charges. We believed that the adjusted net income provided useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP measures were not defined under U.S. GAAP and was not presented in accordance with U.S. GAAP. This non-GAAP financial measure had limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP measures” set forth at the end of this press release.

Exchange Rate Information

Our business was conducted in China, and our financial records were maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was first prepared in RMB and then was translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Recent Developments

Microlending Business

Hexindai recently began operating an online microlending business through a newly established entity (“Wusu Company”) majority owned by Hexin E-Commerce Co., Ltd. which is the existing VIE of Hexindai. Wusu Company was registered in Wusu City, Xinjiang province on August 28, 2017. Through a series of contractual agreements, Hexindai obtained control of the remaining interest of Wusu Company, on January 1, 2018. Wusu Company has registered capital of RMB200 million to originate loans. Default risk will be carefully controlled with the maximum outstanding balance of loans not exceeding RMB200 million.

Insurance Renewal

In April 2018, Hexindai renewed its annual insurance framework agreement with Changan Insurance. In the new agreement, the total premium paid by borrowers to Changan Insurance included (1) loan default risk premium that equaled to 2.0% of the loan principal and accrued interest of credit loans, and (2) service fee that equaled to 2% of the loan principal, which reflects the Company’s expected default rate for fiscal year 2019 when we will purely facilitate credit loans compared to a mix of credit and secured loans in the previous year.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Friday, June 15, 2018 (7:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65 6713-5090
U.S. Toll Free	+1 866-519-4004
Mainland China	4006-208038
Hong Kong Toll Free	8009-06601
Passcode: HX

A telephone replay of the call will be available two hours after the conclusion of the conference call through 9:59 p.m. Hong Kong Time, June 23, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2-8199-0299
U.S. Toll Free	+1 855-452-5696
Passcode: 6836748

A live and archived webcast of the conference call will be available on the Investor Relations section of Hexindai’s website at http://ir.hexindai.com/.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5370-9902 ext. 849

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com

HEXINDAI INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	March 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash	$132,622,467	$19,232,275
Prepayments and other assets	1,248,562	4,139,354
Amounts due from related parties	—	4,182,502
Loans receivable	28,696,234	—
Interest receivable	555,502	—
TOTAL CURRENT ASSETS	163,122,765	27,554,131
Property, equipment and software at cost, net	767,087	427,938
Deferred tax assets	—	400,062
TOTAL ASSETS	$163,889,852	$28,382,131

CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$3,786,955	$789,129
Taxes payable	20,059,828	4,088,646
TOTAL CURRENT LIABILITIES	23,846,783	4,877,775
TOTAL LIABILITIES	$23,846,783	$4,877,775

EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 47,958,550 and 42,921,600 shares issued and outstanding as of March 31, 2018 and 2017, respectively.	4,796	4,292
Additional paid-in capital	58,417,971	13,285,717
Retained earnings	77,241,073	11,759,100
Accumulated other comprehensive income (loss)	4,379,229	(1,544,753)
TOTAL EQUITY	140,043,069	23,504,356

TOTAL LIABILITIES AND EQUITY	$163,889,852	$28,382,131

HEXINDAI INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For Three Months Ended March 31,		For the Years Ended March 31,
	2018	2017	2018	2017
REVENUE
Loan facilitation, post-origination and other service, net	$27,991,650	$7,530,001	$108,148,255	$23,092,405
Business and sales related taxes	(377,792)	(81,594)	(890,414)	(171,862)
NET REVENUE	27,613,858	7,448,407	107,257,841	22,920,543

OPERATING EXPENSES
Sales and marketing	3,496,941	1,946,039	15,241,637	5,212,127
Service and development	2,054,458	1,275,931	8,495,768	5,149,265
General and administrative	1,697,319	659,686	5,816,130	2,645,605
Share-based compensation	1,105,037	—	1,828,868	—
Total operating expenses	8,353,755	3,881,656	31,382,403	13,006,997
INCOME FROM OPERATIONS	19,260,103	3,566,751	75,875,438	9,913,546
OTHER INCOME (EXPENSE)
Other income	169,598	18,530	683,393	198,624
Other expense	(2,191)	(3,267)	(22,516)	(19,095)
Total other income, net	167,407	15,263	660,877	179,529
INCOME BEFORE INCOME TAXES	19,427,510	3,582,014	76,536,315	10,093,075
PROVISION (BENEFIT) FOR INCOME TAXES	2,382,315	(647,383)	11,025,690	1,522,211
NET INCOME	17,045,195	4,229,397	65,510,625	8,570,864
Less: net income attributable to non-controlling interest	—	—	28,652	—
NET INCOME ATTRIBUTABLE TO HEXINDAI’S SHAREHOLDERS	17,045,195	4,229,397	65,481,973	8,570,864

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	3,419,954	75,721	6,028,143	(1,080,036)
COMPREHENSIVE INCOME	20,465,149	4,305,118	71,538,768	7,490,828

Less: comprehensive income attributable to non-controlling interest	—	—	132,814	—
COMPREHENSIVE INCOME ATTRIBUTABLE TO HEXINDAI’S SHARESHOLDERS	$20,465,149	$4,305,118	$71,405,954	$7,490,828

Earnings per common share*-basic	$0.36	$0.10	$1.46	$0.20
Earnings per common share*-diluted	$0.32	$0.10	$1.37	$0.20
Weighted average number of shares outstanding*-basic	47,958,550	42,921,600	44,977,780	42,331,200
Weighted average number of shares outstanding*-diluted	53,269,615	42,921,600	47,656,263	42,331,200

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

HEXINDAI INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(UNAUDITED)

	For Three Months Ended March 31,		For the Years Ended March 31,
	2018	2017	2018	2017
Net income attributable to Hexindai Inc.’s shareholders	$17,045,195	4,229,397	65,481,973	8,570,864
Add: Share-based compensation expenses	1,105,037	—	1,828,868	—
Adjusted net income attributable to Hexindai Inc.’s shareholders	$18,178,884	4,229,397	67,310,841	8,570,864
Weighted average number of shares outstanding*-basic	47,958,550	42,921,600	44,977,780	42,331,200
Weighted average number of shares outstanding*-diluted	53,269,615	42,921,600	47,656,263	42,331,200

Earnings per common share*-basic	$0.36	$0.10	$1.46	$0.20
Adjustment related to share based compensation expenses*-basic	$0.02	$—	$0.04	$—
Adjusted earnings per common share*-basic	$0.38	$0.10	$1.50	$0.20

Earnings per common share*-diluted	$0.32	$0.10	$1.37	$0.20
Adjustment related to share based compensation expenses*-diluted	$0.02	$—	$0.04	$—
Adjusted earnings per common share*-diluted	$0.34	$0.10	$1.41	$0.20

Net income attributable to Hexindai Inc.’s shareholders	17,045,195	4,229,397	65,481,973	8,570,864
Add: Interest income	(92,287)	(13,373)	(343,370)	(83,950)
Income tax expense	2,382,315	(647,383)	11,025,690	1,522,211
Share-based compensation expenses	1,105,037	—	1,828,868	—
Adjusted EBIT	20,440,260	3,568,641	77,993,161	10,009,125

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary operating data for three months and fiscal year ended March 31, 2017 and 2018.

	For Three Months Ended March 31,				For the Years Ended March 31,
	2018		2017		2018		2017		Growth Rates(4)
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	Three months ended March 31, 2018 compared to March 31, 2017	For the fiscal year ended March 31, 2018 compared to March 31, 2017
	(in thousands, except percentages and numbers)				(in thousands, except percentages and numbers)
Loan volume facilitated
Credit loan principal	2,658,495	418,427	732,190	106,341	8,268,844	1,248,033	2,264,421	336,727	263.1%	265.2%
Secured loan principal	—	—	57,471	8,347	63,220	9,542	1,053,095	156,599	-100.0%	-94.0%
Total	2,658,495	418,427	789,661	114,688	8,332,064	1,257,575	3,317,516	493,326	236.7%	151.2%
Number of transactions facilitated(1)
Credit loan transactions	33,396	33,396	8,650	8,650	101,361	101,361	28,374	28,374
Secured loan transactions	—	—	38	38	49	49	1,254	1,254
Total	33,396	33,396	8,688	8,688	101,410	101,410	29,628	29,628
Average individual transaction amount
Credit loan transactions	80	13	85	12	82	12	80	12
Secured loan transactions	—	—	1,512	220	1,290	195	840	125
Overall average	80	13	91	13	82	12	112	17
Gross billing amount (net of VAT)
Credit loan	202,246	31,832	59,213	8,600	784,355	118,384	172,401	25,637	241.6%	355.0%
Secured loan	—	—	1,864	271	1,458	220	14,700	2,186	-100.0%	-90.1%
Total	202,246	31,832	61,077	8,871	785,813	118,604	187,101	27,823	231.1%	320.0%
Gross billing ratio (net of VAT)
Credit loan	7.6%	7.6%	8.1%	8.1%	9.5%	9.5%	7.6%	7.6%
Secured loan	—	—	3.2%	3.2%	2.3%	2.3%	1.4%	1.4%
Total	7.6%	7.6%	7.7%	7.7%	9.4%	9.4%	5.6%	5.6%
Number of borrowers
Credit loan transactions	33,322	33,322	8,650	8,650	101,137	101,137	28,374	28,374
Secured loan transactions	—	—	1	1	35	35	364	364
Total	33,322	33,322	8,651	8,651	101,172	101,172	28,738	28,738	285.2%	252.0%
Number of investors
Credit loan transactions (2)	52,231	52,231	18,505	18,505	117,016	117,016	25,679	25,679
Secured loan transactions (3)	—	—	178	178	76	76	13,795	13,795
Credit and secured loan transactions	9,808	9,808	11,853	11,853	20,858	20,858	23,861	23,861
Total	62,039	62,039	30,536	30,536	137,950	137,950	63,335	63,335	103.2%	117.8%

(1) Number of  transactions facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.

(2) Refers to investors who exclusively invested in credit loan transactions during the relevant period.

(3) Refers to investors who exclusively invested in secured loan transactions during the relevant period.

(4) Growth rates are calculated by RMB and exclude the impact from exchange rate in different reporting period to reflect a real growth rate.

The following table sets forth our revenue breakdown for the periods indicated:

	For the Three Months Ended March 31,		For the Fiscal Years Ended March 31,
	2018	2017	2018	2017
Revenue (1)
Loan facilitation service	$30,929,552	$8,734,161	$117,984,295	$25,636,661
Loan management service	104,002	250,289	508,948	2,678,557
Post-origination service	1,819,683	159,578	4,213,862	1,219,897
Interest income	590,122	—	590,122	—
Others	(483)	9,290	21,434	59,756
Business tax	(377,792)	(81,594)	(890,414)	(171,862)
Cash incentives	(5,451,226)	(783,997)	(15,170,406)	(1,629,316)
Risk reserve liability charge	—	(839,320)	—	(4,873,150)
Net Revenue	$27,613,858	$7,448,407	$107,257,841	$22,920,543

(1) Represents amounts net of VAT

The following tables set forth our delinquency rates for all loans as of March 31, 2016, 2017 and 2018, respectively:

Delinquency Rates (1)

	Delinquent for
	15 - 29 days	30 - 59 days	60 - 89 days
March 31, 2016	0.092%	0.074%	0.061%
March 31, 2017	0.091%	0.138%	0.331%
March 31, 2018	0.066%	0.152%	0.120%

(1) Loans that are delinquent for more than 89 days are counted towards the M3+ Net Charge-off Rates. See ‘‘—M3+ Net Charge-off Rates.’’

The following table provides the amount of credit loans generated through our marketplace during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rates data as of December 31, 2017 and March 31, 2018 for the credit loans facilitated during each of the periods presented.

M3+ Net Charge-off Rates

Loan issued period	Amount of loans facilitated during the period		Accumulated M3+Net Charge-off as of March 31, 2018		Total M3+Net Charge-Off Rate as of March 31, 2018
	(RMB)	(USD)	(RMB)	(USD)	Percentage
	(in thousands)		(in thousands)
Since inception to March 31, 2016	678,849	107,466	26,801	4,182	3.95%
From April 1, 2016 to March 31, 2017	2,264,421	336,727	58,513	8,501	2.58%
From April 1, 2017 to March 31, 2018	8,268,844	1,248,033	8,858	1,412	0.11%

M3+ Net Charge-off Rates

Loan issued period	Amount of loans facilitated during the period		Accumulated M3+Net Charge-off as of December 31, 2017		Total M3+Net Charge-Off Rate as of December 31, 2017
	(RMB)	(USD)	(RMB)	(USD)	Percentage
	(in thousands)		(in thousands)
Since inception to March 31, 2016	678,849	107,466	20,960	3,276	3.09%
From April 1, 2016 to March 31, 2017	2,264,421	336,727	30,982	4,501	1.37%
From April 1, 2017 to December 31, 2017	5,610,349	835,471	1,786	263	0.03%